May 15, 2006

Mr. John P. Nolan
Accounting Branch Chief
United States Securities & Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

- By Overnight Delivery -

Re:	Air Brook Airport Express, Inc.
Form 10-KSB filed January 31, 2006
File Number: 33-09218

Dear Mr. Nolan:

Thank you for your comments regarding the subject document, as included in your letter to Mr. Donald Petroski dated February 14, 2006 (additional copy attached).

Let me address each of your comments as included in that letter:

Comment 1:

Air Brook Airport Express, Inc. (hereinafter sometimes referred to as the “company”) has revised Management’s Discussion and Analysis to provide the analysis you requested.

Comment 2:

The report of the Independent Public Accounting Firm has been revised to reflect the signature information you requested.

Comment 3:

The company does not recognize revenue on a cash basis. The books are held open until all of the reports for each month are received, and only then are commissions for that month recorded. As a practical matter, with the use of computers the information is available almost instantaneously.

Comment 4:

Note 6 has been revised to provide the requested information.

Comment 5:

The company has revised the filing to provide the requested disclosures.

Comment 6:

The company has revised the filing to conform with your instructions.

Comment 7:

The company has revised the date of its officers’ certifications as requested.

In addressing the comments of the Securities and Exchange Commission noted above, Air Brook Airport Express, Inc. and its officers acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•
The comments of the staff of the Securities and Exchange Commission, or the changes to the disclosure the company has made in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I have attached an amended 10-KSB for your review and further comment. The company will await your further review and approval prior to formally filing the revised final 10-KSB with the Commission.

Please feel free to contact me at (201) 843-6100 extension 310 with any further comments or questions.

The company appreciates your assistance in this matter, and awaits your final approval.

With best regards,

Steven M. Glasberg
Assistant to the Chairman

cc:	Lisa Haynes
Donald M. Petroski
Jeffrey M. Petroski